Exhibit 99.1
56 Temperance Street
Suite 501
Toronto, Ontario
M5H 3V5 CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Gold to Release 2010 Year End Financial Results and Host an Analyst Day Webcast on March 28, 2011

Toronto, March 9, 2011: Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM) and (NYSE:GRS) is pleased to announce that the Company’s audited year-end financial results for the period ended December 31, 2010 will be released before the market opens on Monday, March 28, 2011. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Monday, March 28, 2011 starting at 10:00 am Eastern Time. Senior management will be on hand to discuss the results.

A live webcast of the Company’s Analyst Day presentations will be available on March 28, 2011 at 11:00 a.m. Eastern Time, directly following the Company’s year-end 2010 results conference call and webcast.

Conference Call Access:

•	Canada & US Toll Free:	1-(888) 231-8191
•	International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2010 Results Conference Call.

Conference Call and Analyst Day Live Webcast:
The conference call and Analyst Day event will be broadcast live on the internet via webcast.

To access the webcast please follow the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3390640

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, April 4, 2011 by dialing the appropriate number below:

•	Local Toronto Participants: 1-416-849-0833	Passcode: #40954049
•	North America Toll Free: 1-800-642-1687	Passcode: #40954049

Archive Webcast:
The webcast will be archived for 365 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3390640 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

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